

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

Via E- Mail
Mr. Robin Freestone
Chief Financial Officer
Pearson PLC
80 Strand
London, WC2R 0RL
United Kingdom

Re: Pearson PLC
Form 20-F for the year ended December 31, 2012
Filed March 22, 2013
File No. 001-16055

Dear Mr. Freestone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements
Note 7. Income Taxes, page F-26

1. We note from the disclosure included in the table on page F-26 that adjustments in respect of prior year's income taxes aggregated pound sterling 54 million during 2012. Please tell us in further detail the nature of these adjustments to your tax provision that relate to prior years income taxes and explain in further detail why these adjustments were required during 2012. As part of your response, please also explain why you believe these adjustments represent changes in estimates rather than the correction of errors in

your prior period tax provision that should be accounted for on a retrospective basis pursuant to the guidance outlined in paragraph 42 of IAS 8.

Note 24. Trade and Other liabilities, page F-52

2. We note from the disclosure included in Note 24 that the Company had liabilities for put options over non-controlling interest aggregating pound sterling 68 million and 86 million, respectively, at December 31, 2012 and 2011. We also note from the disclosure in Note 24 that these liabilities represent the fair value of the options held by the non-controlling interests in the Groups Southern African and Indian businesses. We further note from the disclosures in Note 19 that these liabilities were valued using Level 3 fair value measurements. Given that these liabilities were valued using Level 3 fair value measurements which are subjective in nature and which are not based on observable market data, please tell us and revise the notes to your financial statements to explain in further detail the methods and significant assumptions that were used to determine the fair values of these put option liabilities.

Note 30. Business Combinations, page F-64

3. We note from the disclosure included on page F-64 that intangible assets in other acquisitions includes pound sterling of 69 million relating to prior year acquisitions. Please tell us and explain in the notes to your financial statements why pound sterling 69 million of intangibles related to prior period acquisition transactions was recognized during 2012. As part of your response, please indicate when the acquisitions to which such intangibles relate occurred and explain in further detail why these intangible assets were not recognized at the time the acquisition transactions occurred pursuant to the guidance outlined in paragraph 15 of IFRS 3.

Note 35. Contingencies, page F-67

4. Under your discussion of legal proceedings on pages 19 and 20 of your Form 20-F, you indicate that in April 2012, the Antitrust Division of the United States Department of Justice (the "DOJ") and the attorneys general of several U.S. states (the "State AGs") commenced civil proceedings against Penguin, other major publishers and Apple Inc. with respect to agency arrangements for selling eBooks. The lawsuits alleged that the parties had conspired to end retailers' control of eBooks pricing and to raise eBooks prices. Penguin has settled the DOJ lawsuit by agreeing, along with the other publishers,

to a consent order that did not require any payments, but requires that the agency selling arrangements be discontinued. In addition, Penguin is in discussions with the Canadian Competition Bureau and the European Competition Commission to settle similar investigations by those entities. The lawsuits filed by the State AGs, as well as similar lawsuits by various private plaintiffs in the United States and Canada, seek monetary damages, and Penguin is in discussion to settle these claims. We further note from the report on Form 6-K that was filed on May 22, 2013 that the Company reached a comprehensive agreement with the United State Attorney Generals and private class plaintiffs to pay $75 million in consumer damages plus injunctive relief as previously agreed in a separate settlement with the Department of Justice, and the amount of this settlement exceeds the provision recognized in 2012 of $40 million. Please tell us in further detail what changes in facts or circumstances occurred since December 2012 that resulted in the increase in the amount required to be paid and accrued in connection with this settlement. As part of your response, please also tell us how you calculated or determined the amount of the provision recognized in your financial statements for the potential loss in connection with this pending litigation at December 31, 2012.

5. In a related matter, since it appears the Company did record a provision in its financial statements for the potential loss contingency associated with this litigation during 2012, please explain why the Company did not include the disclosures outlined in paragraphs 85 and 86 of IAS 37 in the notes to the Company's financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned, at (202) 551-3750, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief